Exhibit 99.1

Key updates communicated during Q4 2023

29 December 2023

Key updates communicated during Q4 2023

Costs:

  - At the Q3 2023 results , James von Moltke reiterated the expectation for adjusted costs for FY 2023 to be essentially flat compared to FY 2022, with impacts from inflationary pressures, ongoing investments, and business growth
  - Noninterest expenses for FY 2023 are expected to be slightly higher compared to FY 2022 reflecting higher than originally anticipated litigation charges recorded in Q2 2023 and impacts in relation to the Numis transaction, which closed on October 13, 2023
  - In each case, as disclosed, this guidance included an expectation that the German banking industry would receive a restitution payment from a national resolution fund which will have completed its statutory term as of December 31, 2023
  - Despite active engagement with the Federal Government throughout the year, an agreement regarding this payment was not included in the recently announced budget and therefore is not expected to be recognized in FY 2023
  - With regard to the expected cost run-rate going forward, James von Moltke reiterated the guidance range of adjusted costs excluding bank levies of € 4.95bn to € 5bn per quarter; and in Q4 additional remediation costs for Post bank are expected to be around € 30-35m
  - Christian Sewing stated at the Q3 2023 results that the Group is on track to meet its efficiency measures of € 2.5bn, with existing savings measures largely proceeding in line with or ahead of plan

Q4 2023 items:

  - Following the guidance provided at the Q3 2023 results, James von Moltke gave an update on a number of particular items expected in Q4 2023 at the UBS European Conference:
    - ~€ 250m impairment of goodwill is expected related to the Numis acquisition,
    - € 300-350m restructuring and severance costs, of which around € 150m is related to the restructuring of the Postbank branch network agreement; this is intended to provide the contractual freedom for the bank to reduce the number of Postbank branches by around 250 over the next three years ,
    - ~€ 500m revaluation of deferred tax assets, and
    - the potential restitution payment from a national resolution fund
  - James von Moltke also noted on these occasions that there are typical year-end valuation and testing processes which also introduce some uncertainty into the Q4 2023 results; however, he reiterated his expectation that the net impact of the exceptional items in total would be positive

Revenues:

  - At the Q3 2023 results, James von Moltke stated that FY 2023 revenues are expected to be around € 29bn
  - At the UBS European Conference, James von Moltke stated that revenue development was driven by growth in the deposit-rich businesses of the Private Bank and Corporate Bank
  - Looking at Q4, he said that Origination & Advisory revenues are expected to be higher than in Q3 , and this momentum is expected to continue through FY 2024
  - Overall, Investment Bank revenues for Q4 are expected to be in line with consensus
  - With regard to net interest income (NII), at the UBS European Conference James von Moltke stated that Deutsche Bank has benefited significantly from passthrough rates lower than the modelled betas in FY 2023, with a sequential NII tailwind for the operating businesses of over € 2bn in FY 2023
  - Looking to FY 2024, the expectation is for NII to decrease by € 500m , but be compensated by rising non-interest revenues, moving back to growth in FY 2025 from interest rate sensitive revenues
  - At the Q3 2023 results, Christian Sewing stated that the bank’s goal is to deliver revenues of around € 30bn in FY 2024 , as Deutsche Bank has a lot of sources of non-interest revenue growth; the bank has made additional investments in the Wealth Management and Origination & Advisory businesses , including through the acquisition of Numis

Provision for credit losses:

  - At the Q3 2023 results, James von Moltke reiterated that Deutsche Bank expects the provision for credit losses for FY 2023 to be in a range between 25 to 30 bps of average loans, albeit at the upper end of the range
  - He added that operational backlog issues from the Postbank integration could impact Q4 2023 provisioning, similar to Q3 2023

Capital and capital distribution:

  - At the Q3 2023 results, Christian Sewing reconfirmed Deutsche Bank’s commitment to its capital distribution plans , as laid out at the Investor Deep Dive 2022
    - On December 11, 2023, Deutsche Bank announced the successful completion of its € 450m share buyback program (45.5m shares or 2.23% of the bank’s share capital), conducted between August 2 and December 8, 2023; this increases total distributions to shareholders during 2022 and 2023 to € 1.77bn
    - James von Moltke confirmed at the UBS European Conference that the bank remains committed and is on track to distribute € 8bn to shareholders by 2025
    - He reiterated the 50% ramp on dividends p.a. , with the 2023 dividend per share at € 0.30 anticipated to increase to € 0.45 in 2024
    - He further noted that the repurchase in 2023 tracked in line with the 50% dividend increase
  - Christian Sewing also announced further capital opportunities at the Q3 2023 results , with additional capital of € 3bn being freed up , supporting accelerated and expanded distributions to shareholders, whilst boosting the bank’s ability to invest strategically
    - At the UBS European Conference, James von Moltke confirmed that the bank would look to allocate a significant amount of the € 3bn for distributions to shareholders
    - He also stated that discussions with the ECB over the size of the bank’s initial share repurchase next year were ongoing, and that the bank intends to announce the initial repurchase with Q4 2023 earnings , subject to ECB approval

  - James von Moltke stated at the Q3 results that the target of € 15 - 20bn risk-weighted asset (RWA) reductions by the end of 2025 has been increased to € 25 - 30bn due to strong progress, with € 10bn cumulative RWA reductions to date coming from data and process optimization initiatives
  - In addition, the estimated impact of the current Basel III framework legislative draft is now € 15bn compared to a previous estimate of € 25 - 30bn
  - In the Earnings Report as of September 30, 2023 , it was stated that the Common Equity Tier 1 ratio (CET1 ratio) by YE 2023 is expected to remain essentially flat to FY 2022 (13.4%) and Q3 2023 (13.9%)
  - On December 13, 2023, Deutsche Bank published its prudential capital requirements for 2024 following the 2023 Supervisory Review and Evaluation Process (SREP); from January 1, 2024, Deutsche Bank will be required to hold a Pillar 2 requirement (P2R) of 2.65%, a reduction of 5bps compared to the bank’s current P2R , while the ECB has also set a P2R-L for the leverage ratio for the first time with a requirement of 10bps

2025 targets:

  - At the Q3 2023 results, James von Moltke reiterated that Deutsche Bank is on track towards achieving its targets set for FY 2025
    - Revenue growth of nearly 7% on a compound basis (CAGR) over the last twelve months relative to FY 2021 puts the bank on track to deliver revenue growth above the 2025 target of 3.5-4.5% CAGR against FY 2021

Issuance:

  - Select issuance highlights below:
    - November 6, 2023: € 0.5bn 3.375% Pfandbrief with maturity in 2029
    - November 14, 2023: € 0.5bn 3.625% Cédulas with maturity in 2026
    - November 15, 2023: $ 1.5bn 6.819% senior non-preferred with maturity in 2029 (callable 2028)
    - November 30, 2023: CNY 1.0bn 3.3% senior preferred with maturity in 2026 (Panda bond)

Next significant events:

  - February 1, 2024 – Preliminary results for Q4/FY 2023 – Annual Media Conference and Investor and Analyst Conference Call
  - February 2, 2024 – Preliminary results for Q4/FY 2023 – Fixed Income Call
  - March 14, 2024 – Annual Report 2023, Form 20-F, Non-Financial Report 2023 and Pillar 3 Report 2023

Disclaimer

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 17, 2023 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com.